

Gus Mello · 3rd

Co-Founder & CEO at Hele Fitness

Honolulu, Hawaii, United States · 183 connections ·

Contact info

 **Hele Fitness LLC**

Experience



Co-Founder & CEO

Hele Fitness LLC · Full-time

Dec 2016 – Present · 4 yrs 4 mos

Kaneohe, HI, United States

Co-Owner

CrossFit Union · Full-time

Apr 2013 – Apr 2015 · 2 yrs 1 mo

Sudbury, Massachusetts, United States

Co-Founder & Head Coach

Owner/Coach

No Limits Bootcamp · Part-time

Jan 2011 – Apr 2014 · 3 yrs 4 mos

Co-founder



Manager



Town Sports International · Full-time
Oct 2008 – Mar 2012 · 3 yrs 6 mos
Lexington, Massachusetts, United States

Education



UNOPAR - Universidade Norte do Paraná
Exercise Physiology & Physical Education
2002 – 2006

Skills & endorsements

Public Speaking · 6

Mayara Volpe and 5 connections have given endorsements for this skill

Sales · 2

Welton Arcos D and 1 connection have given endorsements for this skill

Nutrition · 1

Armand Chery has given an endorsement for this skill

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